UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QLT Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Shares, Without Par Value
(Title of Class of Securities)
746927102
(CUSIP Number of Class of Securities)
QLT Inc.
Attention: Robert L. Butchofsky
887 Great Northern Way, Suite 101
Vancouver, British Columbia, Canada V5T 4T5
(604) 707-7000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:

Peter O’Callaghan, Esq. Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia V7X 1L3 Canada (604) 631-3300	Alan C. Mendelson, Esq. Ora T. Fisher, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 USA (650) 328-4600
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$50,000,000	$1,965

*	Maximum valuation of the transaction.

**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the $50,000,000 maximum transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,965

Form or Registration No.:	Schedule TO

Filing Party:	QLT Inc.

Date Filed:	December 5, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2008, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on January 13, 2009 and Amendment No. 2 to the Tender Offer Statement filed with the Commission on January 15, 2009 (as amended and supplemented, the “Schedule TO”) by QLT Inc., a company organized under the laws of the Province of British Columbia, Canada (“QLT” or the “Company”), in connection with its tender offer to purchase and cancel a number of shares of its common stock, without par value, that does not exceed an aggregate purchase price of US$50 million. QLT offered to purchase these shares at a price not less than US$2.20 and not more than US$2.50 per common share upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2008 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal which, together with the Offer to Purchase and the Circular, collectively and as amended or supplemented from time to time, including as amended and supplemented by the Notice of Change and Notice of Variation of Offer to Purchase dated January 15, 2009 (the “Notice of Change”), constitute the “Tender Offer.” This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the Circular and the related Letter of Transmittal were previously included as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO filed on December 5, 2008, each of which were amended by the Notice of Change previously included as Exhibit (a)(1)(iv) to Amendment No. 2 to the Schedule TO filed on January 15, 2009.

Item 11.
     On January 27, 2009, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m. (Eastern time) on Monday, January 26, 2009. A copy of the press release is attached hereto as Exhibit (a)(5)(vii) and the information set forth therein is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated December 5, 2008 and the accompanying Issuer Bid Circular (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(ii)
Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(iv)
Notice of Change and Notice of Variation of Offer to Purchase dated January 15, 2009 (incorporated by reference to Exhibit (a)(1)(iv) to the Company’s Amendment No. 2 to Schedule TO filed on January 15, 2009).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release dated December 1, 2008 (incorporated by reference to Exhibit (a) to the Company’s Schedule TO filed on December 1, 2008).

(a)(5)(ii)	Press release dated December 5, 2008 (incorporated by reference to Exhibit (a)(5)(ii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(iii)
“Investor — Frequently Asked Questions” posted December 5, 2008 on the Company’s website at www.qltinc.com (incorporated by reference to Exhibit (a)(5)(iii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(iv)
“Employees — Frequently Asked Questions” posted December 5, 2008 on the Company’s internal intranet website (incorporated by reference to Exhibit (a)(5)(iv) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(v)	Press release dated January 12, 2009 (incorporated by reference to Exhibit (a)(5)(v) to the Company’s Amendment No. 1 to Schedule TO filed on January 13, 2009).

(a)(5)(vi)	Press release dated January 15, 2009 (incorporated by reference to Exhibit (a)(5)(vi) to the Company’s Amendment No. 2 to Schedule TO filed on January 15, 2009).

(a)(5)(vii)*	Press release dated January 27, 2009.

(b)	None.

(d)(i)
Royalty Adjustment and Stock Option Agreement dated August 10, 1989, between Quadra Logic Technologies Inc. and Dr. David Dolphin (incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 033-31222, filed on November 6, 1989).

(d)(ii)	1998 QLT Incentive Stock Option Plan (incorporated by reference to Exhibit 10.68 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(iii)	2000 QLT Incentive Stock Option Plan (as amended in 2002) (incorporated by reference to the Company’s Registration Statement on Form S-8, filed on September 20, 2002).

(d)(iv)	Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(v)
Form of Stock Option Agreement for stock option grants to senior employees and executive officers (incorporated by reference to Exhibit 10.43 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(vi)	Change of Control Letter Agreement between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.34 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(vii)
Employment Agreement dated September 26, 2005 between QLT Inc. and Robert L. Butchofsky (incorporated by reference to Exhibit 10.35 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(viii)
Change of Control Letter Agreement dated September 26, 2005 for Robert L. Butchofsky (incorporated by reference to Exhibit 10.36 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(ix)
Employment Agreement dated November 8, 2005 between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.37 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(x)	2008 Annual Cash Incentive Bonus Plan for Executive Officers (incorporated by reference to Item 5.02 of the Company’s Current Report on Form 8-K dated March 13, 2008 and filed on March 19, 2008).

(g)	None.

(h)	Not applicable.

*	Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Cameron R. Nelson

(Signature)

Cameron R. Nelson, Vice President, Finance and Chief Financial Officer

(Name and title)

January 27, 2009

(Date)

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated December 5, 2008 and the accompanying Issuer Bid Circular (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(ii)
Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(iv)
Notice of Change and Notice of Variation of Offer to Purchase dated January 15, 2009 (incorporated by reference to Exhibit (a)(1)(iv) to the Company’s Amendment No. 2 to Schedule TO filed on January 15, 2009).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release dated December 1, 2008 (incorporated by reference to Exhibit (a) to the Company’s Schedule TO filed on December 1, 2008).

(a)(5)(ii)	Press release dated December 5, 2008 (incorporated by reference to Exhibit (a)(5)(ii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(iii)
“Investor — Frequently Asked Questions” posted December 5, 2008 on the Company’s website at www.qltinc.com (incorporated by reference to Exhibit (a)(5)(iii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(iv)
“Employees — Frequently Asked Questions” posted December 5, 2008 on the Company’s internal intranet website (incorporated by reference to Exhibit (a)(5)(iv) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(v)	Press release dated January 12, 2009 (incorporated by reference to Exhibit (a)(5)(v) to the Company’s Amendment No. 1 to Schedule TO filed on January 13, 2009).

(a)(5)(vi)	Press release dated January 15, 2009 (incorporated by reference to Exhibit (a)(5)(vi) to the Company’s Amendment No. 2 to Schedule TO filed on January 15, 2009).

(a)(5)(vii)*	Press release dated January 27, 2009.

(b)	None.

(d)(i)
Royalty Adjustment and Stock Option Agreement dated August 10, 1989, between Quadra Logic Technologies Inc. and Dr. David Dolphin (incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 033-31222, filed on November 6, 1989).

(d)(ii)	1998 QLT Incentive Stock Option Plan (incorporated by reference to Exhibit 10.68 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(iii)	2000 QLT Incentive Stock Option Plan (as amended in 2002) (incorporated by reference to the Company’s Registration Statement on Form S-8, filed on September 20, 2002).

(d)(iv)	Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(v)
Form of Stock Option Agreement for stock option grants to senior employees and executive officers (incorporated by reference to Exhibit 10.43 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(vi)	Change of Control Letter Agreement between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.34 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(vii)
Employment Agreement dated September 26, 2005 between QLT Inc. and Robert L. Butchofsky (incorporated by reference to Exhibit 10.35 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(viii)
Change of Control Letter Agreement dated September 26, 2005 for Robert L. Butchofsky (incorporated by reference to Exhibit 10.36 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(ix)
Employment Agreement dated November 8, 2005 between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.37 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(x)	2008 Annual Cash Incentive Bonus Plan for Executive Officers (incorporated by reference to Item 5.02 of the Company’s Current Report on Form 8-K dated March 13, 2008 and filed on March 19, 2008).

(g)	None.

(h)	Not applicable.

*	Filed herewith

Exhibit (a)(5)(vii)
news release
QLT ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

For Immediate Release	January 27, 2009
VANCOUVER, CANADA — QLT Inc. (“QLT”) (NASDAQ: QLTI; TSX: QLT) announced the preliminary results of its modified “Dutch Auction” tender offer (the “Offer”), which expired at 5:00 p.m. (Eastern time) on January 26, 2009.
Based on the preliminary report of the depository for the Offer, QLT expects to purchase for cancellation 20,000,000 of its common shares (the “Shares”) at a price of US$2.50 per Share, for a total cost of US$50 million. The purchased Shares represent approximately 26.8% of the Shares outstanding as of January 26, 2009. Shareholders who deposited Shares under the Offer will have approximately 81.8% of their Shares deposited purchased for cancellation, subject to certain limited exceptions. After the repurchase, approximately 54.6 million Shares will remain outstanding.
The number of Shares to be purchased and the price per Share under the Offer are preliminary. Final results will be determined subject to confirmation by the depository of the proper delivery of the Shares validly tendered and not withdrawn.
QLT and the depository expect that the exact number of Shares to be taken up and paid for under the Offer will be determined on or before January 29, 2009. Payment for Shares tendered and accepted for purchase will be made promptly thereafter. The Shares deposited but not purchased, including Shares invalidly deposited, will be returned as promptly as possible.
Goldman, Sachs & Co. and BMO Capital Markets served as dealer managers for the Offer. Georgeson Shareholder Communications Canada, Inc. served as information agent and Computershare Investor Services Inc. served as the depository. For questions and information about the Offer, please contact the information agent, toll free, at 1-866-733-9452.
About QLT
QLT Inc. is a global biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies. Our research and development efforts are focused on pharmaceutical products in the field of ophthalmology. In addition, we utilize three unique technology platforms, photodynamic therapy, Atrigel® and punctal plugs with drugs, to create products such as Visudyne® and Eligard® and future product opportunities. For more information, visit our website at www.qltinc.com.
QLT Inc.
Vancouver, Canada
Karen Peterson
Telephone: 604-707-7000 or 1-800-663-5486
Fax: 604-707-7001

The Trout Group Investor Relations Contact:
New York, USA
Christine Yang
Telephone: 646-378-2929
or
Marcy Strickler
Telephone: 646-378-2927
Forward-Looking Statements
Certain statements in this press release constitute “forward-looking statements” and “forward-looking information” of QLT, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements are only predictions and there are a number of risks, uncertainties and other factors which could cause actual events to differ materially, including but not limited to variations in the depository’s preliminary count and the fact that our intention to purchase our common shares may be impacted by market factors and our operating results, and by other factors described in detail in QLT’s Annual Information Form and Annual Report on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC and Canadian securities regulatory authorities. Forward-looking statements are based on our current expectations and QLT assumes no obligation to update such information to reflect later events or developments, except as required by law.